VINCI

Rueil, 11 april 2002

02028625

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

02 APR 25 AM 11:27

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci has acquired 14.4% ASF share capital

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 4/25

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.groupe-vinci.com
Société Anonyme au capital de 843 746 020 Euros

EIFFAGE VINCI

Rueil, 5 April 2002

PRESS RELEASE

As of 5 April 2002, VINCI has acquired a total of 32,854,761 ASF shares (amounting to 14,4% ASF share capital) at an average price of 26.69 Euros, including 1,730,000 shares as part of the initial allocation of the French Trésor. As of the same date, EIFFAGE has acquired a total of 1,780,000 ASF shares, including 1,730,000 as part of the initial allocation of the French Trésor.

In all, the shares acquired at an average price of 26.61 Euros by VINCI and EIFFAGE, amount to 15.23% of ASF share capital.

VINCI and EIFFAGE have today decided :

- To act in concert vis à vis ASF,
- To place and manage their holding in a joint structure, in which VINCI will have a very substantial majority.

EIFFAGE and VINCI, long-standing partners in Cofiroute, will thus come together in this new entity, which, to the best of their knowledge, is the largest shareholder in ASF after the French government.

VINCI and EIFFAGE will seek to be involved in ASF's growth, particularly on international markets, by leveraging both their expertise and existing network of operations. VINCI and EIFFAGE reserve the right to alter their interest in the company in the light of opportunities arising and market developments.

For further information :
www.vinci.com

Press contact :
Pierre Coppey
Phone. : 01 47 16 30 07
E-mail : pcoppey@vinci.com